UNITED STATES OF AMERICA
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.    20549

Application of Northeast
Utilities Service Company,
The Connecticut Light and
Power Company, Public
Service Company of New             CERTIFICATE PURSUANT TO RULE 24
Hampshire, Holyoke Water                     UNDER THE
Power Company and                  PUBLIC UTILITY HOLDING COMPANY
Western Massachusetts                        ACT OF 1935
Electric Company
on Form U-1 (File No. 70-8641)

     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities Service Company ("NUSCO"), a wholly-owned subsidiary of Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing certain electric power brokering, marketing and other activities (HCAR No. 26359, August 18, 1995, File No. 70-8641) ("Order").

     For the quarter ended December 31, 1998, the revenues and expenses for each activity to be reported pursuant to the Order are as follows:

ACTIVITY                      (Thousands of Dollars)
--------                      ----------------------

     BROKERING:
          Revenues                 NONE

          Expenses                 NONE

     MARKETING:
          Revenues                $ 8,115
                                  -----------
          Expenses:
            Purchased Power       $ 7,087
            Purchased Capacity      1,096
            Transmission          $   238
            Other                      23
                                  -----------
                   Total          $ 8,444
                                  ===========

                         SIGNATURE
     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.
/s/John J. Roman
Vice President and Controller
Northeast Utilities Service Company
P.O. Box 270
Hartford, CT 06141-0270
February 26, 1999